Hanson McClain Retirement Network, LP
dba Hanson McClain Securities
(SEC ID No. 8-52250)

Annual Audit Report

December 31, 2017

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52250

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/17** (mm/dd/yy) AND ENDING **12/31/17** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hanson McClain Retirement Network, LP**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8775 Folsom Blvd, Suite 100
(No. and Street)

Sacramento	**California**	**95826**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Burnett **916-475-1301**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Steve Burnett**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Hanson McClain Retirement Network, LP**, as of **December 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title



Carrie Mitchell

Notary Public



CARRIE MITCHELL
Commission # 2115772
Notary Public - California
Placer County
My Comm. Expires Jun 15, 2019

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hanson McClain Retirement Network, LP

Notes to the Financial Statement

December 31, 2017

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Partners of
Hanson McClain Retirement Network, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hanson McClain Retirement Network, LP (the "Partnership") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hanson McClain Retirement Network, LP as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Hanson McClain Retirement Network, LP's auditor since 2008.

Walnut Creek, California
February 26, 2018

1

Hanson McClain Retirement Network, LP

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	590,045
Commissions receivable		318,006
Deposit with clearing broker		50,000
Prepaid expenses and other assets		38,145
Total Assets	$	996,196

Liabilities and Partners' Capital		
Accounts payable	$	33,696
Due to clearing broker		2,856
Accrued compensation and benefits		86,133
Due to related parties		49,610
Total Liabilities		172,295
Partners' Capital		823,901
Total Liabilities and Partners' Capital	$	996,196

See independent auditor's report and accompanying notes.

Hanson McClain Retirement Network, LP

Notes to the Financial Statements

December 31, 2017

1. Organization

Hanson McClain Retirement Network, LP (the "Partnership"), dba Hanson McClain Securities was originally formed as a California limited liability company in July 1998. On July 6, 2017, the Company converted from a California limited liability Partnership to a Delaware limited partnership and changed the its name from Hanson McClain Retirement Network, LLC to Hanson McClain Retirement Network, LP. The Partnership is owned 100% by Hanson McClain Group, LP and its General Partner is HMGI GP, LLC, a Delaware limited liability partnership.

The Partnership is registered as a broker-dealer with the Securities and Exchange Commission in July 2000, and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership provides marketing and training support to independent financial advisors. The Partnership is also a securities dealer with customer accounts and it conducts business under a fully disclosed agreement with National Financial Services LLC ("NFS").

2. Significant Accounting Policies

Customer and Proprietary Securities Transactions
Solely for the purpose of correcting for trading errors made in its client's accounts, the Partnership, in its capacity as a securities dealer, makes and records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Partnership are recorded on a trade date basis. In connection with these proprietary securities transactions, the Partnership will have amounts receivable and payable to their clearing broker for transactions that have not reached their contractual settlement date. These receivables and payables are recorded on a net basis on the statement of financial condition.

Commission Revenue
The Partnership clears customers' transactions on a fully disclosed basis in accordance with a clearing agreement with NFS. The Partnership promptly transmits all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

Additionally, revenue is generated from concessions and commissions related to sales of mutual funds, variable products, and 12b1 fees. Revenue is recorded when earned on the trade date.

Marketing Revenue
The marketing fees received by the Partnership from its marketing partners are calculated as percentages of the marketing partners' gross revenues. Upon receipt of payments, Partnership looks to the documentation that accompanies such payments to determine the period during which the payments were earned.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2017, the Partnership had no cash equivalents.

Hanson McClain Retirement Network, LP

Notes to the Financial Statements

December 31, 2017

2. Significant Accounting Policies (Continued)

Commissions Receivable

The Partnership evaluates its accounts receivable and estimates the provision for doubtful accounts based on historical collection experience, delinquency rates, bankruptcies, and information obtained about and/or provided by the person or entity who owes the Partnership and other current economic conditions.

Past due balances over 30 days are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Partnership considers all accounts receivable to be fully collectable, and therefore there is no allowance at December 31, 2017.

Property and Equipment

Property and equipment are stated at cost and include office furniture and equipment, business software and computers. Expenditures for repairs and maintenance which do not extend the useful life of the furniture and equipment, along with purchases below $1,000 are charged to expense when made. Upon retirement, the asset cost and related accumulated depreciation are relieved from the financial statements. Depreciation and amortization are computed using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such assets and liabilities. The Partnership has no financial instruments required to be reported at fair value on a recurring basis.

Income Taxes

Before converting to a Delaware limited partnership on July 6, 2017, Hanson McClain Retirement Network, LLC (the "Company") had elected under the Internal Revenue Code to be treated as a qualified subchapter S subsidiary of its member, Hanson McClain Group Inc. ("HMG"). As a qualified subchapter S subsidiary, the Company was subject to the California income tax on S corporation. All items of income, deductions, and credits are included in HMG's tax return. Income taxes represent the Company's share of taxes as if it was a stand alone S Corporation tax paying company in California.

Effective July 7, 2017, the Partnership, a limited partnership, is taxed as a partnership under the Internal Revenue Code. In lieu of federal income taxes, the Partnership passes 100% of its taxable income and expenses to its partners. Therefore, no provision or liability for federal or state income taxes is included in the financial statements for income generated after July 7, 2017. The Partnership and the Company are no longer subject to examination by taxing authorities for tax years before 2013.

3. Risk Concentration

At December 31, 2017, the Partnership held cash deposits at a financial institution which were in excess of applicable federal insurance limits by $345,115.

Hanson McClain Retirement Network, LP

Notes to the Financial Statements

December 31, 2017

4. Deposit with Clearing Broker

The Partnership's clearing broker, NFS, requires that they maintain at least $50,000 in deposits at NFS and a minimum net capital of $100,000.

5. Property and Equipment

Property and equipment, net consist of the following as of December 31, 2017:

Furniture and fixtures	$ 39,454
Computers and equipment	12,310
Business software	11,594
Total cost	63,358
Total accumulated depreciation	(63,358)
Property and equipment, net	$ 0

The assets were fully depreciated as of December 31, 2016.

6. Postretirement Plan

The Partnership maintains a pension plan consistent with provisions under section 401(k) of the Internal Revenue Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages.

7. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Partnership to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined in Rule 15c13-1. At December 31, 2017, the Partnership's net capital was $758,970 which exceeded the requirement by $708,970.

8. Related Party Transactions

Under an overhead sharing agreement, HMG, the Partnership, and the Partnership's related party by common ownership, Hanson McClain, LP ("HMA") share certain administrative services. These include office space, information technology, computer and telephone support, human resource management and accounting services. In addition, the Partnership reimburses related parties and is reimbursed by related parties for various payments made to vendors by one related party on behalf of the other. At December 31, 2017, $33,610 was the payable to HMA for these services and reimbursements.

The Partnership reimburses HMG for rent expense.

HMA is a registered investment advisory firm that uses the Partnership's broker-dealer services for some of its accounts. HMA is the only registered investment advisor using the Partnership for broker-dealer services. The Partnership also collects investment advisory fees on behalf of HMA. The Partnership collected $258,801 in advisory fees (net of certain costs) on behalf of HMA for the year ended December 31, 2017, such amounts having no impact on the Statement of Income.

Hanson McClain Retirement Network, LP

Notes to the Financial Statements

December 31, 2017

8. **Related Party Transactions (continued)**

The balance sheet reflects the following payables and receivables resulting from related party transactions:

Due to Related Parties

HMA payable	$33,610
HMG payable	$16,000

The Partnership's results of operations and financial position could differ significantly from those that would have been obtained if these entities were unrelated.

9. **Off-Balance-Sheet Credit Risk**

As a securities broker, the Partnership executes transactions with and on the behalf of customers. The Partnership introduces these transactions for clearance to NFS on a fully disclosed basis.

In the normal course of business, the Partnership's customer activities involve the execution of securities transactions and settlement by NFS. The agreement between the Partnership and NFS provides that the Partnership is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Partnership to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Partnership seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from NFS on a daily basis and reserving for doubtful accounts when necessary.

10. **Recently Issued Accounting Pronouncements**

Revenue from Contracts with Customers: In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard, and all subsequent amendments on our financial statements, and have not elected a transition method.

Hanson McClain Retirement Network, LP

Notes to the Financial Statements

December 31, 2017

10. Recently Issued Accounting Pronouncements (continued)

Financial Instruments - Credit Losses: In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

11. Subsequent Events

The Partnership has evaluated subsequent events through February 26, 2018, the date on which the financial statements were issued.